02058845

SEC MAIL PROCESSING
RECEIVED
SEP 30 2002
WASH. D.C. 155 SECTION

FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

CLONDALKIN INDUSTRIES PLC
(Translation of Registrant's Name Into English)

PROCESSED
OCT 04 2002
THOMSON
FINANCIAL

Monastery Road,
Clondalkin
Dublin 22
Ireland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

CLONDALKIN INDUSTRIES PLC

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED JUNE 30, 2002

CLONDALKIN INDUSTRIES PLC

QUARTERLY REPORT FOR THE THREE MONTHS ENDED JUNE 30, 2002

TABLE OF CONTENTS

CLONDALKIN INDUSTRIES PLC

INTRODUCTION

Quarterly Report for the three months ended June 30, 2002

The accompanying condensed consolidated financial statements have been prepared to show the results and financial condition of Clondalkin Industries PLC ("the Company") and its subsidiaries (collectively referred to as "the Group") for the three months ended June 30, 2002 compared to the three months ended June 30, 2001 and to show the financial condition of the Group as at June 30, 2002 compared to December 31, 2001.

The Company was incorporated on July 22, 1999 and its wholly owned subsidiary, Edgemead Limited, acquired Clondalkin Group Limited on November 9, 1999.

Forward-Looking Statements

The Company and its affiliates and representatives may from time to time make written or verbal statements which, to the extent that they are not historical fact, constitute "forward-looking statements". By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

CLONDALKIN INDUSTRIES PLC

PART I – FINANCIAL INFORMATION

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
	€ thousands		€ thousands	
Sales	176,370	186,617	348,812	352,470
Cost of sales	139,906	153,226	277,481	288,712
Gross profit	36,464	33,391	71,331	63,758
Net operating costs	17,547	19,215	36,235	37,236
Operating profit	18,917	14,176	35,096	26,522
Goodwill amortization	3,572	3,730	7,006	6,656
Profit before interest	15,345	10,446	28,090	19,866
Net interest expense	11,057	12,287	23,233	24,320
Profit / (loss) before taxation	4,288	(1,841)	4,857	(4,454)
Taxation charge	2,568	623	4,267	913
Profit / (loss) retained	1,720	(2,464)	590	(5,367)

The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	As at June 30, 2002	As at December 31, 2001
	€ thousands	
Fixed assets		
Intangible assets	241,648	255,722
Tangible assets	188,735	203,154
Financial assets	1,888	1,888
	432,271	460,764
Current assets		
Assets held for disposal	6,350	6,350
Stocks	73,878	72,553
Debtors	109,905	104,633
Bank and cash balances	30,433	46,486
	220,566	230,022
Current liabilities		
Creditors (amounts falling due within one year)	152,042	160,577
Net current assets	68,524	69,445
Total assets less current liabilities	500,795	530,209
Creditors (amounts falling due after more than one year)	505,265	534,831
Provision for liabilities and charges – deferred taxation	11,278	11,867
	516,543	546,698
Capital and reserves		
Called up share capital	38	38
Other reserves – currency translation reserves	552	401
Profit and loss account	(16,338)	(16,928)
Shareholders' funds	(15,748)	(16,489)
	500,795	530,209

The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

	Six months ended June 30, 2002	Six months ended June 30, 2001
	€ thousands	
Cash flow from operating activities		
Operating profit	35,096	26,522
Depreciation	11,770	11,999
Profit on disposal of tangible fixed assets	(580)	(729)
Increase in working capital	(13,182)	(17,998)
	33,104	19,794
Returns on investment and servicing of finance		
Net interest paid	(15,357)	(16,515)
Taxation (paid) / recovered	(4,211)	1,735
Net cash outflow from capital expenditure and Financial investment		
Purchase of tangible fixed assets	(7,252)	(12,868)
Sale of tangible fixed assets	609	799
Acquisitions including deferred consideration	(138)	(47,393)
	(6,781)	(59,462)
Cash inflow / (outflow) before financing	6,755	(54,448)
Net cash inflow / (outflow) from financing		
Increase / (decrease) in loans due within one year	303	(1,805)
(Decrease) / increase in loans due after more than one year	(21,068)	13,018
Payment of fees related to 2001 acquisition financing	-	(464)
Payment of fees related to 2000 issue of senior notes	-	(849)
Loan from parent company	-	20,000
	(20,765)	29,900
Decrease in cash	(14,010)	(24,548)

The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

	Called up Share Capital	Foreign Currency Translation Reserve	Profit And Loss Account	Total Shareholders' Funds
		€ thousands		
At December 31, 2001	38	401	(16,928)	(16,489)
Profit for period	-	-	590	590
Currency translation	-	151	-	151
At June 30, 2002	38	552	(16,338)	(15,748)

The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of preparation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Irish GAAP and, in the opinion of management, include all adjustments necessary for the fair presentation of results for the interim periods. The unaudited consolidated profit and loss accounts for the three months and six months ended June 30, 2002 and June 30, 2001 and the unaudited consolidated cash flow statements for the six months ended June 30, 2002 and June 30, 2001 show the results of Clondalkin Industries PLC and its subsidiaries for the periods ended on these dates. The unaudited balance sheets and statement of changes in shareholders' equity show the financial position at June 30, 2002 compared to the financial position at December 31, 2001 of Clondalkin Industries PLC and its subsidiaries.

2. Borrowings

	As at June 30, 2002	As at December 31, 2001
	€ thousands	
Short term borrowings		
Bank loans due within one year	22,060	22,980
Long term borrowings		
Bank and other loans	216,209	253,970
10.625% senior notes	125,000	125,000
Shareholders' loans	134,333	134,333
Interest roll-up on shareholders' loans	34,395	26,506
	509,937	539,809
Deferred issue costs	(4,672)	(4,978)
	505,265	534,831

3. Segmental analysis

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
	€ thousands			
Analysis of sales by activity				
Flexible packaging	120,312	123,951	234,411	231,215
Specialist packaging	56,058	62,666	114,401	121,255
	176,370	186,617	348,812	352,470
Analysis of operating profit by activity				
Flexible packaging	14,119	11,138	26,937	20,237
Specialist packaging	4,798	3,038	8,159	6,285
	18,917	14,176	35,096	26,522

CLONDALKIN INDUSTRIES PLC

OPERATING AND FINANCIAL REVIEW

The following discussion relates to the financial condition and results of operations of Clondalkin Industries PLC and its subsidiaries for the interim periods ended June 30, 2002 compared to the results for the interim periods ended June 30, 2001.

Overview

The operating profit achieved of €18.9 million in the quarter ended June 30, 2002, equivalent to an EBiTDA result of €24.6 million, represents a new quarterly record for the Group. This surpasses the previous quarterly record of operating profits of €16.7 million and EBiTDA of €22.9 million, achieved in the preceding quarter ended March 31, 2002.

In the six months ended June 30, 2002 we repaid bank borrowings of €20.8 million, including €8.9 million of voluntary early repayments.

In July and August 2002, we made additional voluntary early borrowing repayments of €11.4 million, including €6.4 million of proceeds realised in July on the sale of assets held for disposal, at their book value.

This brings the total borrowing repayments in the eight months ended August 31, 2002, to €32.2 million and includes €20.3 million of voluntary early borrowing repayments.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2001

Sales

Flexible Packaging

Flexible packaging sales decreased by €3.6 million, from €124.0 million in the three months ended June 30, 2001 compared to sales of €120.3 million in the three months ended June 30, 2002.

- The decrease is due mainly to foreign currency translation effects. The depreciation of the U.S. dollar and sterling against the euro at June 30, 2002 compared to the corresponding exchange rates at June 30, 2001 caused reported sales to decrease by €3.6 million.
- The average raw material input costs were lower in the three months ended June 30, 2002 compared to the three months ended June 30, 2001. The raw material price variation effect on sales in the period was fully compensated by increased volume effects.

We observed good business gains in our flexible packaging operations with increased activity, reflecting increased capacity and successful product and customer developments. The operating profit reported by the flexible packaging businesses increased by 26.8%, from €11.1 million in the three months ended June 30, 2001 to €14.1 million in the three months ended June 30, 2002, equivalent to an increase of €3.0 million.

Specialist Packaging

Specialist packaging sales decreased by €6.6 million from €62.7 million in the three months ended June 30, 2001 to €56.1 million in the three months ended June 30, 2002.

- The decrease is due mainly to foreign currency translation effects. The depreciation of the U.S. dollar and sterling against the euro at June 30, 2002 compared to the corresponding exchange rates at June 30, 2001 caused reported sales to decrease by €4.6 million; and
- Reduced selling prices caused by lower raw material prices in the three months ended June 30, 2002 compared to the corresponding three months in 2001 also caused sales to decrease.

Specialist Packaging continued

- Increased business volumes, achieved mainly in our folding cartons and labels businesses offset the above decreases in sales.

Continuing the trend observed in the first quarter of 2002, the strongest advances compared to the prior year were recorded in our folding cartons businesses due to new business gains. The printing operations also recorded an improvement compared to the prior year. Operating profit reported by the specialist packaging businesses increased by 57.9%, from €3.0 million in the three months ended June 30, 2001 to €4.8 million in the three months ended June 30, 2002, equivalent to an increase of €1.8 million.

Cost of Sales

Cost of sales includes the cost of raw materials we use in our production processes, the cost of goods we purchase for resale, labor costs associated with production, depreciation and other production costs, such as energy costs. It does not include the costs we incur in distributing our products.

Our cost of sales decreased by €13.3 million or 8.7% to €139.9 million, representing 79.3% of sales for the second quarter of 2002, compared to €153.2 million, equivalent to 82.1% of sales in the second quarter of 2001. The decrease is primarily attributable to:

- The depreciation of the U.S. dollar and sterling against the euro at June 30, 2002 compared to the corresponding exchange rates at June 30, 2001 caused reported cost of sales to decrease by €6.3 million.
- Lower raw material prices prevailing in the three months ended June 30, 2002 compared to the corresponding three months in 2002, caused reported cost of sales to decrease.
- These decreases were offset by increased activity across all our main businesses.

The plastic resins and the paper and paperboard raw material inputs we convert in our businesses increased in cost throughout the three months ended June 30, 2002 and were higher at June 30, 2002 than the prevailing costs at June 30, 2001. The coatings and laminate foil materials decreased in cost in the three months ended June, 2002 and ended the period at June 30, 2002 lower than the corresponding cost at June 30, 2001.

The improving results, with operating profits up from €16.7 million in the first quarter of 2002 to €18.9 million in the second quarter, notwithstanding the higher raw material input costs in the second quarter, reflects the Group's ability to deal effectively with the upward raw material cost trends. This success is due to the increasing higher value added product content in our product range.

Flexible Packaging

Our flexible packaging cost of sales decreased from €102.3 million, equivalent to 82.6% of sales in the second quarter of 2001, to €96.3 million, or 80.0% of sales in the second quarter of 2002. Gross profit increased in the quarter ended June 30, 2002 by €2.4 million or 11.1%, to €24.0 million, compared to €21.6 million for the quarter ended June 30, 2001. All of this increase came from existing operations. There were no acquisition effects in the quarter ended June 30, 2002.

Specialist Packaging

Our specialist packaging cost of sales decreased from €50.9 million, equivalent to 81.2% of sales in the second quarter of 2001, to €43.6 million, or 77.8% of sales in the second quarter of 2002. Gross profit increased in the quarter ended June 30, 2002 by €0.7 million or 5.8%, to €12.5 million, compared to €11.8 million for the quarter ended June 30, 2001. All of this increase came from existing operations. There were no acquisition effects in the quarter ended June 30, 2002.

CLONDALKIN INDUSTRIES PLC

OPERATING AND FINANCIAL REVIEW

Net Operating Costs

The following table provides a breakdown of our net operating costs in the three months ended June 30, 2002 compared to the three months ended June 30, 2001.

	Three months ended June 30, 2002		Three months ended June 30, 2001	
	€ thousands	% of sales	€ thousands	% of sales
Distribution costs	8,669	4.9	9,237	5.0
Administrative expenses	9,320	5.3	10,336	5.5
Profit on disposal of assets	(442)	(0.3)	(358)	(0.2)
Net operating costs	17,547	9.9	19,215	10.3

Net operating costs decreased by €1.7 million from 10.3% of sales in three months ended June 30, 2001 to 9.9% of sales in the three months ended June 30, 2002. The decrease is primarily attributable to:

- The depreciation of the U.S. dollar and sterling against the euro at June 30, 2002 compared to the corresponding exchange rates at June 30, 2001 caused reported operating costs to decrease by €1.0 million;
- Profit on disposal of assets increased by €0.1 million; and
- The remaining operating cost decrease of approximately €0.6 million relates to cost efficiency savings.

Operating profit and Earnings before interest, tax, depreciation and amortization (EBiTDA)

The net effect of the above revenue and cost developments caused operating profits to increase by €4.7 million, equivalent to an increase of 33.4% to €18.9 million in the three months ended June 30, 2002, compared to €14.2 million in the three months ended June 30, 2001.

EBiTDA in the quarter ended June 30, 2002 was €24.6 million, an increase of €4.0 million, equivalent to an increase of 19.4% compared to the prior year corresponding period EBiTDA of €20.6 million.

Goodwill Amortization

Clondalkin Industries PLC recorded goodwill of €254.4 million on the acquisition of Clondalkin Group Limited in November 1999 and €31.2 million on the acquisition of the EPH companies in April 2001. Subject to impairment reviews, goodwill is amortized over 20 years. The charge in the three months ended June 30, 2002 was €3.6 million compared to €3.7 million in the three months ended June 30, 2001.

CLONDALKIN INDUSTRIES PLC

OPERATING AND FINANCIAL REVIEW

Net Interest Expense

The net interest expense decreased from €12.3 million for the quarter ended June 30, 2001 to €11.1 million for the quarter ended June 30, 2002. The following table shows the composition of our net interest expense in the quarter ended June 30, 2002 compared to prior year corresponding quarter:

Net Interest Expense	**Three months ended June 30,**	
	2002	**2001**
	(€ thousands)	
Bank and other loans - net interest	3,665	5,277
Senior notes 10.625% coupon and mezzanine finance	3,275	3,275
Cash interest payable	6,940	8,552
Subordinated shareholders' loans 10% coupon	3,966	3,584
Debt issue cost amortization	151	151
Non – cash interest payable	4,117	3,735
Net interest payable	11,057	12,287

The net cash interest payable, decreased by €1.6 million to €6.9 million for the quarter ended June 30, 2002 compared to €8.6 million for the prior year corresponding period. The decrease in the cash payable interest charge is mainly due to:

- Lower interest rates and also reflects borrowing repayments. We repaid borrowings of approximately €29.3 million in the 12 months ended June 30, 2002 compared to €32.1 million, including €15 million realized on surplus asset disposals, in the 12 months ended June 30, 2001.

- The interest charge payable on the senior notes did not change as between the quarter ended June 30, 2002 and June 30, 2001 as the loan amount of €125 million and interest coupon of 10.625% are both fixed for the borrowing period.

- The EBiTDA times cash interest cover in the quarter ended June 30, 2002 was 3.5 times compared to 2.4 times in the corresponding prior year quarter ended June 30, 2001 and 2.9 times for the immediately preceding quarter ended March 31, 2002.

The increase in non cash payable interest of €0.4 million on the subordinated shareholders' loans is due to the roll-up effects of adding 1999, 2000 and 2001 non cash interest payable accrued on shareholders' loan at December 31, 2001.

Taxation

The provision for corporation taxes in the three months ended June 30, 2002 of €2.6 million approximates an effective tax rate of 33% after excluding the effect of goodwill amortization and other charges which are not tax deductible. In the three months ended June 30, 2001 we reported a taxation charge of €0.6 million and this also approximated an effective tax rate of 33%.

CLONDALKIN INDUSTRIES PLC

OPERATING AND FINANCIAL REVIEW

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001

Sales

Flexible Packaging

Flexible packaging sales increased by €3.1 million, or by 1.4%, from €231.2 million in the six months ended June 30, 2001 compared to sales of €234.4 million in the six months ended June 30, 2002. The increase is primarily attributable to:

- The acquisition of the EPH flexible packaging businesses in April 2001 contributed an extra €13.6 million to sales in the six months ended June 30, 2002; and
- Increased business volumes achieved, mainly in our foils and laminate businesses.
- These increases were offset by the depreciation of the U.S. dollar and sterling against the euro at June 30, 2002 compared to the corresponding exchange rates at June 30, 2001 and caused reported sales to decrease by €6.8 million; and
- Reduced selling prices in the six months caused by lower average raw material costs for the six months ended June 30, 2002 compared to the average costs in the corresponding six months ended June 30, 2001.

We observed increased activity in our flexible packaging operations, with the biggest increases reported in our foils and laminating businesses, reflecting increased capacity as well as successful product and customer developments.

Operating profit reported by the flexible packaging businesses increased by 33.1%, from €20.2 million in the six months ended June 30, 2001 to €26.9 million in the six months ended June 30, 2002, equivalent to an increase of €6.7 million. The EPH businesses acquisition effect, including the additional three months consolidated in 2002 was €1.7 million.

Specialist Packaging

Specialist packaging sales decreased by €6.8 million or by 5.7% from €121.3 million in the six months ended June 30, 2001 to €114.4 million in the six months ended June 30, 2001. The decrease is primarily attributable to:

- The depreciation of the U.S. dollar and sterling against the euro at June 30, 2002 compared to the corresponding exchange rates at June 30, 2001 caused reported sales to decrease by €9.4 million; and
- Reported sales also declined due to reduced selling prices caused by lower raw material prices in the six months ended June 30, 2002 compared to the corresponding six months in 2001.
- These decreases were partly offset by the acquisition of the EPH specialist packaging businesses in April 2001 which contributed an extra €5.9 million to sales in the six months ended June 30, 2002; and
- Increased business volumes achieved in our folding cartons and labels businesses.

The strongest advances compared to the prior year were recorded in our folding cartons businesses due primarily to new business gains. The printing operations also recorded improved results.

The operating profit reported by the specialist packaging businesses increased by 29.8%, from €6.3 million in the six months ended June 30, 2001 to €8.2 million in the six months ended June 30, 2002, equivalent to an increase of €1.9 million. The EPH businesses acquisition effect, including the additional three months consolidated in 2002 was €0.4 million.

CLONDALKIN INDUSTRIES PLC

OPERATING AND FINANCIAL REVIEW

Cost of Sales

Our cost of sales decreased by €11.2 million or by 3.9% to €277.5 million representing 79.6% of sales for the first half of 2002 compared to €288.7 million representing 81.9% of sales in the first half of 2001. The decrease in cost of sales is primarily attributable to:

- The depreciation of the U.S. dollar and sterling against the euro at June 30, 2002 compared to the corresponding exchange rates at June 30, 2001 caused reported cost of sales to decrease by €12.5 million; and
- Lower raw material prices prevailing in the six months ended June 30, 2002 compared to the corresponding six months in 2002, in plastic resins and foil and laminate materials caused reported cost of sales to decrease.
- These decreases were offset by increases due to the acquisition of the EPH companies in April 2001 that resulted in an additional €15.8 million in cost of sales in the six months ended June 30, 2002; and
- Increased activity in our businesses, mainly in our folding carton and our coating and laminating businesses reflecting additional production throughput.

Whereas, most of the primary raw materials we convert, except for the coating and laminate foil based materials, showed steady cost increases throughout the first six months of 2002, the average raw material costs were lower in the first half of 2002 than the first half of 2001. At June 30, 2002, plastic resins, paper and paperboard materials were at a higher cost level than at June 2001. The foil materials used in our coating and laminating businesses were lower at June 30, 2002 than the costs at June 30, 2001.

Flexible Packaging

Our flexible packaging cost of sales decreased from €191.2 million, equivalent to 82.7% of sales in the first half of 2001, to €187.4 million, or 79.9% of sales in the first half of 2002. The increase in gross profit as a percentage of sales, up from 17.3% of sales to 20.1% of sales reflects many factors, mainly cost efficiency gains and improved value added content in our mix of products.

Gross profit increased in the six months ended June 30, 2002 by €6.9 million or 17.4%, to €47.0 million, compared to €40.0 million for the six months ended June 30, 2001.

Specialist Packaging

Our specialist packaging cost of sales decreased from €97.5 million, equivalent to 80.4% of sales in 2001, to €90.1 million, or 78.7% of sales in the first half of 2002. This represents an improvement in the gross profit margin from 19.6% of sales in the first half of 2001 to 21.3% of sales in the first half of 2002. The gross profit improvement is mainly due to cost efficiency gains and the higher value added content in our product mix.

Gross profit increased in the six months ended June 30, 2002 by €0.6 million or 2.6%, to €24.3 million, compared to €23.7 million for the six months ended June 30, 2001.

CLONDALKIN INDUSTRIES PLC

OPERATING AND FINANCIAL REVIEW

Net Operating Costs

The following table provides a breakdown of our net operating costs in the six months ended June 30, 2002 compared to the six months ended June 30, 2001.

	Six months ended June 30, 2002		Six months ended June 30, 2001	
	€ thousands	% of sales	€ thousands	% of sales
Distribution costs	17,435	5.0	18,293	5.2
Administrative expenses	19,379	5.6	19,672	5.6
Profit on disposal of assets	(579)	(0.2)	(729)	(0.2)
Net operating costs	36,235	10.4	37,236	10.6

Net operating costs decreased by €1.0 million from 10.6% of sales in 2001 to 10.4% of sales in 2002. The decrease is primarily attributable to:

- The acquisition of the EPH companies in April 2001 contributed an additional €1.6 million to net operating costs in 2002 compared to 2001.
- This increase was offset by the depreciation of the U.S. dollar and sterling against the euro at June 30, 2002 compared to the corresponding exchange rates at June 30, 2001 which caused reported operating costs to decrease by €1.7 million; and
- The remaining decrease, of approximately €0.9 million, relates to cost efficiency savings.

Operating profit and Earnings before interest, tax, depreciation and amortization (EBiTDA)

The net effect of the above revenue and cost developments caused operating profits to increase by €8.6 million, or 32.3%, to €35.1 million in the six months ended June 30, 2002 compared to €26.5 million in the three months ended June 30, 2001.

EBiTDA in the six months ended June 30, 2002 was €46.9 million, an increase of €8.3 million, equivalent to an increase of 21.7% compared to the prior year corresponding period EBiTDA of €38.5 million.

Goodwill Amortization

Clondalkin Industries PLC recorded goodwill of €254.4 million on the acquisition of Clondalkin Group Limited in November 1999 and €31.2 million on the acquisition of the EPH companies in April 2001. Subject to impairment reviews, goodwill is amortized over 20 years. The charge in the six months ended June 30, 2002 was €7.0 million compared to €6.7 million in the six months ended June 30, 2001.

Net Interest Expense

The net interest expense decreased from €24.3 million for the six months ended June 30, 2001 to €23.2 million for the six months ended June 30, 2002. The table on the following page shows the composition of our net interest expense in the six months ended June 30, 2002 compared to prior year corresponding six months:

Net Interest Expense continued

Net Interest Expense	Six months ended June 30,	
	2002	2001
	(€ thousands)	
Bank and other loans – net interest	8,453	10,724
Senior notes 10.625% coupon and mezzanine finance	6,586	6,586
Cash interest payable	15,039	17,310
Subordinated shareholders' loans 10% coupon	7,889	6,667
Debt issue cost amortization	305	343
Non – cash interest payable	8,194	7,010
Net interest payable	23,233	24,320

The net cash interest payable decreased by €2.3 million to €15.0 million for the six months ended June 30, 2002, compared to €17.3 million for the prior year corresponding period. The decrease in the cash interest payable charge is mainly due to:

- Lower interest rates and also reflects borrowing repayments. We repaid borrowings of approximately €29.3 million in the 12 months ended June 30, 2002 compared to €32.1 million borrowing repayments in the 12 months ended June 30, 2001.

- The interest charge payable on the senior notes did not change as between the quarter ended June 30, 2001 and June 30, 2002 as the loan amount of €125 million and interest coupon of 10.625% are both fixed for the borrowing period.

- The EBiTDA times cash interest cover in the six months ended June 30, 2002 was over 3.1 times compared to 2.2 times in the corresponding prior year six months.

The €1.2 million increase in non cash payable interest on the subordinated shareholders' loans is due to the roll-up effects of adding 1999, 2000 and 2001 non cash interest payable accrued on shareholders' loan at December 31, 2001. This caused the interest charge to increase by €0.7 million. Also, the draw down of non cash payable 10% coupon interest parent company loans of €20.0 million to part finance the EPH businesses acquired in April 2001, caused the interest expense increase by €0.5 million.

Taxation

The provision for corporation taxes in the six months ended June 30, 2002 of €4.3 million approximates an effective tax rate of 35% after excluding the effect of goodwill amortization and other charges which are not tax deductible. In the six months ended June 30, 2001 we reported a taxation charge of €0.9 million and this also approximated an effective tax rate of 35%.

Liquidity and Capital Resources

Principal and interest payments under the senior credit bank facility and on the senior notes represent significant liquidity requirements for the Group.

The main cash outflows in the period were as follows:

- The additional working capital requirements in the six months ended June 30, 2002 were €13.2 million. This increase reflects the higher seasonal requirements at June 2002 compared to December 2001. On a last twelve months basis, working capital decreased by €6.3 million;

Liquidity and Capital Resources continued

- Interest costs paid in the first half of 2002 were €15.4 million compared to €16.5 million in 2001. The decrease in cash interest payments of €1.1 million compared to the €2.3 million reduction in the interest charge in the corresponding periods reflects a timing difference in bank interest roll over maturities;
- In the first half of 2002 we paid €4.2 million in corporation taxes under preliminary assessment payment rules and this is in line with our tax provision. In the first half of 2001, we benefited from a refund of advance payments of corporation taxes that we had paid in 2000, leading to a net refund in the six months ended June 30, 2001 of €1.7 million; and
- Disbursements to fund investments in existing operations were €7.3 million in the six months ended June 30, 2002 compared to €12.9 million expended in the corresponding prior year period. All of our operations are well invested.

Gross indebtedness under the senior credit bank facilities and other loans decreased from €277.0 million at December 31, 2001 to €238.3 million at June 30, 2002. The decrease of €38.7 million comprises loans repaid of €20.8 million and currency translation effects of €17.9 million due to the depreciation of the U.S. dollar and sterling against the euro at June 30, 2001 compared to the exchange rates at December 31, 2001. Our senior credit bank facility debt is denominated in U.S. dollars, sterling, Swiss francs and euro to align the debt servicing requirements with underlying cash flows in these currencies.

Cash balances decreased from €46.5 million at December 31, 2001 to €30.4 million at June 30, 2002, a decrease of €16.0 million. Of this decrease, €2.0 million represents currency translation effects. The remainder €14.0 million represents cash balances used to pay off borrowings. The debt repayments in the six months ended June 30, 2002 were €20.8 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

There has been no material change in the Group's exposure to market risk since we issued the Annual Report for the year ended December 31, 2001.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS

We are, from time to time, involved in contractual disputes, administrative and legal proceedings and investigations of various types arising in the normal course of business. While any litigation, proceeding or investigation has an element of uncertainty, we believe that the outcome of any proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

DEFAULTS UPON SENIOR SECURITIES

None.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CLONDALKIN INDUSTRIES PLC

By: _______________________
Name: Hilary McCowen
Title: Secretary

Date: 20 September 2002